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                          VALLEY FORGE SCIENTIFIC CORP.
                               3600 HORIZON DRIVE
                       KING OF PRUSSIA, PENNSYLVANIA 19406

August 5, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Jay Mumford

         Re:      Valley Forge Scientific Corp.
                  Amendment No. 2 to Registration Statement on Form S-4 Filed July 18, 2005
                  File No. 333-125521

Dear Mr. Mumford:

         This letter responds to comments by the staff of the Securities and Exchange Commission (the "Commission") contained in the letter (the "Comment Letter") dated July 28, 2005 from Peggy Fisher, Assistant Director of the Division of Corporate Finance, to Jerry L. Malis, President and Chief Executive Officer of Valley Forge Scientific Corp. ("Valley Forge"). The comments (in bold type) and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter. Additionally, Valley Forge is simultaneously filing Amendment No. 3 ("Amendment No. 3") to Valley Forge's Registration Statement on Form S-4 referenced above (the "Registration Statement") with the Commission in response to the Comment Letter. Where appropriate, Valley Forge has responded to the comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of the marked copy of Amendment No. 3. For the Commission's convenience, Valley Forge has enclosed three (3) marked copies of Amendment No. 3.

         We advise you as follows:

IMPORTANT TAX INFORMATION, PAGE 23

1. IT APPEARS THAT SECTION 10.35(II)(B)(3) OF IRS CIRCULAR 230 EXCLUDES OPINIONS REGARDING MATERIAL FEDERAL INCOME TAX CONSEQUENCES FILED AS EXHIBITS TO REGISTRATION STATEMENTS AND THAT THIS DISCLOSURE AND THE LAST TWO PARAGRAPHS OF THE OPINION FILED AS EXHIBIT 8.2 ARE INAPPLICABLE AND SHOULD BE DELETED.

         RESPONSE:         The disclosure on page 23 of the Registration
                           Statement under the section entitled "IMPORTANT TAX
                           INFORMATION" and the last two paragraphs of the opinion filed as Exhibit 8.2 to the Registration
                           Statement have been deleted.
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TAX OPINIONS, PAGE 60

2. DISCLOSE WHETHER THE CONDITION TO DELIVER THE TAX OPINIONS CAN BE WAIVED, AND, IF SO, YOUR INTENT IN THE EVENT THE OPINIONS ARE NOT RECEIVED. IF YOU INTEND TO COMPLETE THE MERGER EVEN IF YOU DO NOT RECEIVE THE OPINIONS, EXPAND TO STATE THAT YOU WILL RESOLICIT SHAREHOLDERS IN THE EVENT THAT THE TAX CONSEQUENCES DIFFER MATERIALLY FROM THOSE DESCRIBED HERE.

         RESPONSE:         The disclosure on page 59 of the Registration
                           Statement has been revised to state that the parties may agree to waive the condition to deliver tax opinions at the closing and that, in such case, Valley Forge and Synergetics intend to resolicit their respective shareholders to approve the proposals set forth in the Registration Statement.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT, PAGE 174

3. WHILE YOU MAY ENCOURAGE SHAREHOLDERS TO CONSULT WITH THEIR OWN TAX COUNSEL REGARDING THE FEDERAL INCOME TAX CONSEQUENCES BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES, THE DISCLAIMER ON PAGE 175 IS INCONSISTENT WITH THE REQUIREMENT THAT YOU DISCLOSE THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THIS PROPOSAL. PLEASE REVISE.

         RESPONSE:         The disclosure on page 176 of the Registration
                           Statement has been revised to delete the disclaimer referred to in Comment # 3 above.

FINANCIAL STATEMENTS

4. THE FINANCIAL STATEMENTS SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH RULE 3-12 OF REGULATION S-X AT THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

         RESPONSE:         The financial statements will be updated, as
                           necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

5. PROVIDE A CURRENTLY DATED CONSENT FROM EACH OF THE INDEPENDENT PUBLIC ACCOUNTANTS WITH THE NEXT AMENDMENT.

         RESPONSE:         Valley Forge has filed currently dated consents from
                           each of the independent public accountants as exhibits to the Registration Statement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS, PAGE 79

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET, PAGE 82

6.       PLEASE REFER TO OUR PRIOR COMMENT 7. REFERENCE IS MADE TO ADJUSTMENT
         (e). IT IS UNCLEAR TO US WHY YOU USED THE RELIEF FROM ROYALTY METHOD IN VALUING THE MALIS(R) TRADEMARK WHEN YOU ENTERED INTO AN AGREEMENT TO ACQUIRE SUCH TRADEMARK ON OCTOBER 22, 2004 FOR $4,157,504. TELL US SPECIFICALLY WHY YOU BELIEVE IT IS APPROPRIATE TO DETERMINE THE FAIR VALUE OF THE MALIS(R) TRADEMARK USING THE RELIEF FROM ROYALTY METHOD AND NOT THE FAIR VALUE OF THE CONSIDERATION TO BE GIVEN BY YOU AS OUTLINED IN THE OPTION AGREEMENT. ALSO, TELL US WHY THE FAIR VALUE AS DETERMINED BY THE RELIEF FROM ROYALTY METHOD WOULD YIELD SUCH A HIGHER FAIR VALUE THAN THE AMOUNT THE RESPECTIVE PARTIES NEGOTIATED AND AGREED TO AS CONTAINED IN THE PURCHASE AGREEMENT.

         RESPONSE:         The Malis(R) trademark is an intangible asset that
                           meets the criteria under paragraph 39 of SFAS 141.
                           Pursuant to paragraph 37(e) of SFAS 141, assigned

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                           values to intangible assets that meet the criteria in
                           paragraph 39 should be estimated at fair values. Pursuant to paragraph 36 of SFAS 141, independent appraisals and valuations may be used as an aid in determining the estimated fair values of assets acquired. Paragraph 36 further states that the tax basis of an asset shall not be a factor in determining its estimated fair value.

                           Valley Forge has retained an independent appraiser to value all intangible assets meeting the criteria under paragraph 39 of SFAS 141, including the Malis(R) trademark. The independent appraiser determined that the relief from royalty method was the appropriate methodology for valuing the Malis(R) trademark in this instance. Based on such methodology, the independent appraiser used the historic royalty payments made to Dr. Malis by Codman & Shurtleff ("Codman") pursuant to licensing agreements as the basis for future royalties. These historical royalties have grown at a compound annual growth rate of approximately 5% since 2001, which was estimated to continue over the next five years. The independent appraiser then estimated a residual value for the royalty stream after the fifth year based on the determination that the Malis(R) trademark has an indefinite life.

                           The following factors were important in determining the indefinite life of the Malis(R) trademark:

                           a. Dr. Malis has used the Malis name on products for over 40 years. In addition, the licensing arrangement between Codman and Dr. Malis has been continuous since its origins in the early 1980s (Dr. Malis does not license his name to Valley Forge, but his name appears on products that Valley Forge sells to Codman);

                           b. The annual royalties that Dr. Malis receives from Codman for the use of the Malis(R) trademark on products sold by Codman have been increasing over the last four years from approximately $600,000 in 2000 to approximately $965,000 in 2004;

                           c. The Malis(R) trademark is not linked to any one product, but rather is linked to all products that can be used in neurosurgery, and New Synergetics intends to use the Malis(R) trademark indefinitely in the field of neurosurgery for products that are currently in existence as well as for future products that are developed or sold; and

                           d. Dr. Malis has been respected as one of the most prominent professors of neurosurgery for over 50 years. Further, during their residencies, it is believed that all neurosurgeons are trained in using bipolar electrosurgical systems bearing the Malis(R) trademark, thereby creating widespread recognition of such asset.

                           The independent appraiser did not use the option purchase price to acquire the Malis(R) trademark to arrive at its estimated fair value for several reasons, including:

                           a. Although the option to acquire the Malis(R) trademark was subject to lengthy negotiations between the parties, based on
                                    the relationship between Dr. Malis and
                                    Valley Forge (Dr. Malis is a director and
                                    greater than 10% shareholder), this was a
                                    related party transaction;
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                           b.       Other factors may have influenced Dr. Malis'
                                    decision to sell the rights to the Malis(R) trademark to Valley Forge at the agreed to price, including: (i) his age (86 years old); (ii) his need for liquidity; (iii) the favorable tax consequences of selling the Malis(R) trademark; and (iv) his significant equity interests in Valley Forge;

                           c. There was no evidence that Dr. Malis used any of the traditional valuation methods in his negotiations with Valley Forge to determine the sale price of the Malis(R) trademark;

                           d. The tax basis for the Malis(R) trademark is determined by the option price to be paid for such asset less imputed interest. However, paragraph 36 of SFAS 141 explicitly states that the tax basis for an asset is not a factor in determining the estimated fair value of such asset. Accordingly, the independent appraiser did not consider the tax basis of the Malis(R) trademark in its valuation; and

                           e. The Malis(R) trademark has generated royalties for over twenty years which provides a strong basis to estimate future royalty payments.

7. WE NOTE THAT YOU HAVE ASSIGNED AN INDEFINITE LIFE TO THE MALIS(R) TRADEMARK. TELL US HOW YOU CONSIDERED EACH FACTOR IN PARAGRAPH 11 OF SFAS 142 IN ARRIVING AT YOUR CONCLUSION THAT THE TRADEMARK IS AN INDEFINITE LIVED ASSET.

         RESPONSE:         As noted in the response to Comment # 6 above,
                           several factors unique to the Malis(R) trademark lead to the conclusion that such asset has an indefinite life.

                           The following responses address the consideration given to each of the factors in paragraph 11 of SFAS 142 in arriving at the conclusion that the trademark has an indefinite life (the paragraph numbers below correspond to the subparagraph numbers in paragraph 11 of SFAS 142):

                           a. The life of the Malis(R) trademark is tied to the neurosurgery product business as a whole and not to any particular asset;

                           b. There is no other particular asset to which the Malis(R) trademark is related. Rather, it is related to all neurosurgery products;

                           c. There are no known legal, regulatory or contractual provisions that would limit the useful life of the Malis(R) trademark;

                           d. From time-to-time the Malis(R) trademark would need to be renewed, but this process is administrative in nature with no substantive review and at a modest cost;

                           e. The Malis(R) trademark is not subject to functional obsolescence. Further, no economic obsolescence is anticipated due to the factors listed in the response to Comment 6 above; and

                           f. There is no material level of maintenance required in order to obtain the expected future cash flows from the Malis(R) trademark.

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8.       WE UNDERSTAND FROM YOUR FILING THAT THE MALIS(R) TRADEMARK IS A NAME
         WIDELY RECOGNIZED AND RESPECTED IN THE NEUROSURGERY FIELD. WE ALSO NOTE THAT YOUR NEUROSURGERY BIPOLAR SYSTEMS ARE SURGICAL DEVICES WHICH ARE CURRENTLY MARKETED AND SOLD BY YOU TO END USERS UNDER THE MALIS(R) TRADEMARK. IN REGARDS TO THE ACQUISITION OF THE TRADEMARK, TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO ALLOCATING A PORTION OF THE PURCHASE PRICE TO ANY TECHNOLOGY THAT WILL ALSO BE ACQUIRED.

         RESPONSE:         Valley Forge currently sells surgical devices to
                           Codman, which are branded with the Codman name and the Malis(R) trademark. Codman currently licenses the Malis(R) trademark from Dr. Malis pursuant to a separate license agreement. Codman then sells the surgical devices to end users. The technology underlying the surgical devices is already owned by Valley Forge, and is an asset independent from the Malis(R) trademark. Accordingly, with respect to the acquisition of the Malis(R) trademark, none of the purchase price has been allocated to technology.

9. PLEASE REFER TO PRIOR COMMENT 8. WE NOTE FROM YOUR RESPONSE THAT YOU HAVE REVISED YOUR PURCHASE PRICE ALLOCATION TO NOT REFLECT ANY CUSTOMER AND VENDOR LIST INTANGIBLES OTHER THAN THE STRYKER MINIMUM PURCHASE GUARANTEE. PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO SEPARATELY IDENTIFYING APART FROM GOODWILL TO CONTRACTUAL ARRANGEMENTS WITH DISTRIBUTORS. IN YOUR RESPONSE TELL US IF THE DISTRIBUTION ARRANGEMENT WITH CODMAN WILL BE RENEWED AFTER DECEMBER 31, 2005.

         RESPONSE:         Valley Forge's current customers for its products,
                           other than its dental products, are not the end users of products, but rather two distributors, Codman and Stryker. Valley Forge's exclusive distribution agreement with Stryker has been separately identified due to the stated minimum purchase requirements over a three-year period under that agreement. Valley
                           Forge's distribution agreement with Codman, on the other hand, is nonexclusive, has no minimum purchase requirements and expires on December 31, 2005.
                           Accordingly, none of the purchase price has been allocated to the Codman agreement. Valley Forge's dental product business is not significant, therefore none of the purchase price was allocated to the customer list for the dental products.

                           At this time, no decision has been made with respect to the distribution agreement with Codman after December 31, 2005.

10. REFERENCE IS MADE TO ADJUSTMENT (g). WE NOTE THAT YOU HAVE ALLOCATED $4.5 MILLION TO PROPRIETARY TECHNOLOGY THAT WILL BE AMORTIZED OVER AN ESTIMATED REMAINING USEFUL LIFE OF 7 TO 15 YEARS. TELL US AND REVISE YOUR NOTE TO DISCLOSE THE FOLLOWING:

                  o        INDICATE THE TECHNOLOGY YOU WILL ACQUIRE

                  o        HOW THE ACQUIRED TECHNOLOGY WILL BE USED

                  o        HOW YOU DETERMINED THE ESTIMATED FAIR VALUE

                  o HOW YOU DETERMINED THAT A LIFE OF 7 TO 15 YEARS WAS APPROPRIATE.

         IF THE TECHNOLOGY YOU WILL ACQUIRE IS NOT THE PROPRIETARY TECHNOLOGY CALLED DUALWARE, PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO REFLECTING AN INTANGIBLE ASSET FOR VALLEY FORGE'S PROPRIETARY TECHNOLOGY. PLEASE BE DETAILED IN YOUR RESPONSE. WE MAY HAVE FURTHER COMMENT AFTER RECEIPT OF YOUR RESPONSE.

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         RESPONSE:         The core technology being acquired in the merger is
                           Valley Forge's electronic technology, which is referred to under the tradename DualWave(TM). This technology forms the basis for all of Valley Forge's generator products and is expected to form the basis of future generator products. Portions of this technology are subject to patents or patent applications. The estimated fair value of the DualWave(TM) technology was determined under the income approach, which requires the estimation of future income realized through future sales of Valley Forge's products based on the proprietary technology and the conversion of that income into an estimation of value. The products embodying the technology are divided into two categories based on their expected remaining lives. The new products (the multifunctional bipolar generator and the lesion generator) were estimated to have a useful life of 15 years based on Valley Forge's past experience and belief that its DualWave(TM) technology has a competitive advantage in the marketplace and, accordingly, a longer period prior to product obsolescence. Valley Forge's existing generator products, which are currently being sold under the Codman distribution agreement, were estimated to have a useful life of 7 years, representing approximately one-half of their entire useful life.

                           No other technology was determined to be material or capable of being valued.

                           Accordingly, the pro forma financial statements do not reflect any other intangible assets for Valley Forge's proprietary technology.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME, PAGE 85

11. REVISE YOUR DISCLOSURE HERE OR WITHIN YOUR NOTES TO THE PRO FORMA FINANCIAL STATEMENTS TO SEPARATELY PRESENT IN A TABULAR FORMAT THE HISTORICAL SIX MONTHS ENDED MARCH 31, 2005 STATEMENT OF OPERATIONS AND THE HISTORICAL THREE MONTHS ENDED SEPTEMBER 30, 2004 STATEMENT OF OPERATIONS TO DISCLOSE TO THE READER HOW YOU CONFORMED THE FINANCIAL INFORMATION OF VALLEY FORGE SCIENTIFIC TO ARRIVE AT THEIR OPERATING RESULTS FOR NINE MONTHS ENDED MARCH 31, 2005 AS PRESENTED IN THE COMBINED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS. IN THIS REGARD, PLEASE ALSO REVISE YOUR INTRODUCTORY PARAGRAPHS ON PAGE 79 TO EXPLAIN HOW YOU CONFORMED OR UPDATED THESE FINANCIAL STATEMENTS. REFER TO RULE 11-02(c)(3) OF REGULATION S-X.

         RESPONSE:         The disclosure on page 78 of the Registration
                           Statement has been revised to explain how the Valley
                           Forge statement of income for the nine months ended
                           March 31, 2005 was derived. In addition, the unaudited pro forma condensed combined statement of income on page 84 of the Registration Statement and the related notes on page 87 of the Registration
                           Statement have been revised to include the requested additional tabular information and explanatory disclosure.

12. YOU INDICATE THAT APPROVAL BY THE VALLEY FORGE SHAREHOLDERS OF THE PROPOSED REVERSE STOCK SPLIT OF NOT MORE THAN 1-FOR-2 IS A CONDITION TO THE EFFECTIVENESS OF THE MERGER. IF SO, YOU SHOULD REVISE THE PRO FORMA FINANCIAL STATEMENTS TO GIVE EFFECT TO THE PROPOSED STOCK SPLIT SINCE IT IS A CONDITION OF THE MERGER. PLEASE REVISE OR ADVISE US.

         RESPONSE:         Approval by the Valley Forge shareholders of the
                           proposed reverse stock split of not more than 1-for-2 is a condition to the effectiveness of the merger.
                           However, effecting the reverse stock split is not a condition to the effectiveness of the merger. In fact, if the reverse stock split is not necessary for Valley Forge's continued listing on The Nasdaq
                           SmallCap Market (i.e., the closing price of

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                           Valley Forge common stock is at least $4.00 on the
                           first trading day after the closing), the Valley Forge board of directors does not intend to effect the reverse stock split. The closing price for Valley Forge common stock was $5.22 on August 4, 2005. Accordingly, the pro forma financial statements have not been revised to give effect to the proposed reverse stock split.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME, PAGE 87

13. REFERENCE IS MADE TO ADJUSTMENT (h). REVISE YOUR FILING TO PROPERLY ATTACH THIS REFERENCE TO THE APPROPRIATE PRO FORMA ADJUSTMENT(s) OR REVISE TO REMOVE THIS REFERENCE.

         RESPONSE:         Note (h) of the pro forma financial statements has
                           been removed as a note to the pro forma financial statements. The disclosure has been inserted in the introductory paragraphs to the pro forma financial statements on page 78 of the Registration Statement.

14. PLEASE REFER TO OUR PRIOR COMMENT 11. PLEASE REVISE YOUR COMPUTATION OF EARNINGS PER SHARE, BASIC AND DILUTED, TO REFLECT THE CONVERSION OF SYNERGETICS HISTORICAL WEIGHTED AVERAGE SHARES USING THE EXCHANGE RATIO OF 4.6 PLUS THE HISTORICAL WEIGHTED AVERAGE OUTSTANDING SHARES OF VALLEY FORGE.

         RESPONSE:         The disclosure on pages 84 and 85 of the Registration
                           Statement has been revised to recalculate the computation of earnings per share, basic and diluted, as requested in Comment # 14 above. In addition, Note
                           (i) (now Note (h)) to the unaudited pro forma condensed combined statement of income has been similarly revised.

VALLEY FORGE SCIENTIFIC CORP. CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-32

NOTE 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-32

-REVENUE RECOGNITION, PAGE F-32

15. PLEASE REFER TO PRIOR COMMENT 22. PLEASE REVISE YOUR REVENUE RECOGNITION POLICY TO CLARIFY FOR THE READER WHY IT IS APPROPRIATE TO RECOGNIZE REVENUE UPON SHIPMENT RATHER THAN AT THE POINT SOLD BY YOUR DISTRIBUTORS.

         RESPONSE:         The disclosure on page F-33 of the Registration
                           Statement has been revised to clarify why it is appropriate for Valley Forge to recognize revenue upon shipment rather than at the point sold by its distributors.

EXHIBITS OPINION 8.2

16. WE NOTE THE PENULTIMATE PARAGRAPH ON PAGE 4. GIVEN THE LANGUAGE, THE OPINION WILL NEED TO BE FILED AND DATED IMMEDIATELY PRIOR TO EFFECTIVENESS.

         RESPONSE:         The tax opinions filed as Exhibits 8.1 and 8.2 will
                           be re-filed and dated immediately prior to effectiveness. A revised draft of the tax opinion filed as Exhibit 8.2 is being filed as an exhibit to Amendment No. 3.

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17.      THE LAST PARAGRAPH ON PAGE 4 SHOULD BE DELETED BECAUSE SHAREHOLDERS ARE
         ENTITLED TO ALSO RELY ON THE OPINION.

         RESPONSE:         The tax opinion filed as Exhibit 8.2 has been revised
                           to state that such opinion is being furnished to Valley Forge for the benefit of the shareholders of Valley Forge and Synergetics.

                                      * * * *

         If you have any further questions or comments, or if you require any additional information, please contact Matthew H. Lubart, Esq. or John F. Cinque, Esq., of Fox Rothschild LLP, outside counsel to Valley Forge, by telephone at (609) 896-3600 or by facsimile at (609) 896-1469. Thank you for your assistance.

                                      Very truly yours,

                                      /s/ Jerry L. Malis

                                      Jerry L. Malis
                                      President & Chief Executive Officer

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